UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 13, 2022

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Mereo Biopharma Group plc

File No. 333-229351 - CF#37132

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      Mereo Biopharma Group plc submitted an application under Rule 406 requesting extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form F-4 registration statement filed on January 25, 2019.

      Based on representations by Mereo Biopharma Group plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.23	through January 24, 2025
Exhibit 10.24	through January 24, 2025

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Robert Errett
Chief, Disclosure Management Office